UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                  to
Commission File No. 1-7797

A. Full title of the plan and address of the plan, if different from that of the issuer named below:
PHH Corporation Employee Savings Plan
B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:
PHH Corporation
3000 Leadenhall Road
Mt. Laurel, New Jersey 08054

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2010 and 2009	3
Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE:
Form 5500, Part IV, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2010	12

SIGNATURES	13

EX-23.1: CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the PHH Corporation Employee Benefits Committee and Participants of the PHH Corporation Employee Savings Plan:
We have audited the accompanying statements of net assets available for benefits of the PHH Corporation Employee Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Philadelphia, PA
June 29, 2011

PHH CORPORATION EMPLOYEE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,

	2010	2009
ASSETS:

Cash and cash equivalents	$37,712	$40,568
Participant-directed investments, at fair value	239,326,695	215,800,500
Loans to participants	7,641,385	7,696,828
Receivables:
Participant contributions	314	963
Employer contributions	84	297
Interest and dividends	30,540	30,451

Total receivables	30,938	31,711

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	247,036,730	223,569,607

Adjustment from fair value to contract value for fully benefit responsive investment contracts (Note 2)	—	2,700,291

NET ASSETS AVAILABLE FOR BENEFITS	$247,036,730	$226,269,898

See Notes to Financial Statements.

PHH CORPORATION EMPLOYEE SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,

	2010	2009
ADDITIONS TO NET ASSETS:

Contributions:
Participant	$12,485,683	$13,214,010
Employer	6,017,484	6,416,843
Rollovers	496,037	246,476

Total contributions	18,999,204	19,877,329

Net investment income:
Interest and dividends	4,831,180	3,869,234
Net appreciation in investments	21,295,414	39,860,632

Total net investment income	26,126,594	43,729,866

Assets transferred in from the PHH Home Loans, LLC Employee Savings Plan	617,116	969,223

Total net additions	45,742,914	64,576,418

DEDUCTIONS FROM NET ASSETS:

Benefits paid to participants	23,814,118	21,984,941
Assets transferred out to the PHH Home Loans, LLC Employee Savings Plan	1,147,679	1,033,433
Administrative expenses	14,285	14,221

Total deductions	24,976,082	23,032,595

NET INCREASE IN NET ASSETS	20,766,832	41,543,823

NET ASSETS AVAILABLE FOR BENEFITS:

BEGINNING OF YEAR	226,269,898	184,726,075

END OF YEAR	$247,036,730	$226,269,898

See Notes to Financial Statements.

PHH CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1. Description of the Plan

The following description of the PHH Corporation Employee Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan Document, which are available from the Plan sponsor, PHH Corporation (the “Company,” “PHH” or the “Plan Sponsor”) (NYSE: PHH), for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan that provides Internal Revenue Code (“IRC”) Section 401(k) employee salary deferral benefits and employer contributions for the Company’s eligible employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is administered by the Company and fiduciary responsibility for the Plan has been delegated by the Company’s Board of Directors to the Employee Benefits Committee (the “Plan Administrator”). Bank of America, N.A. (the “Trustee”) is the Plan’s trustee.
Plan Provisions
Eligibility. Each regular employee of the Company (as defined in the Plan Document) is eligible to participate in the Plan following the later of commencement of employment or the attainment of age eighteen. Each part-time employee of the Company (as defined in the Plan Document) is eligible to participate in the Plan following the later of one year of eligible service or the age of eighteen.
Participant Accounts. A separate account is maintained for each participant. Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings (losses), including interest, dividends and net realized and unrealized appreciation (depreciation) in investments; less certain administrative expenses. Allocations are based on participant account balances, as defined in the Plan Document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Participant Contributions. Participants may elect to make pre-tax contributions to the Plan and may contribute from 1% to 40% of eligible compensation (as defined in the Plan Document), subject to the limitations described in the Plan and the IRC. Statutory annual maximum limits, which are adjusted each year by the IRC for cost of living increases, were $16,500 for 2010 and 2009. Certain eligible participants who are at least age 50 by December 31 are permitted to contribute a maximum of $5,500 as catch-up contribution provided participants first reach the plan imposed contribution limit or reach the statutory pre-tax maximum.
Employer Contributions. The Company provides matching contributions to the Plan equal to 100% of each eligible participant’s salary deferred up to 4% of such participant’s eligible compensation per pay period. Participants are eligible for the employer contribution following one year of service (as defined in the Plan Document) provided they are regularly scheduled to work at least 20 hours per week. Catch up contributions made by eligible participants are not matched by the Company.
Rollovers. All participants, upon commencement of employment, are provided the option of making a rollover contribution into the Plan in accordance with Internal Revenue Service (“IRS”) regulations and Plan provisions.
Investments. Participants direct the investment of contributions to various investment options offered by the Plan and may reallocate investments (in 1% increments) or change future contributions on a daily basis. Only one reallocation is allowed each day. Participants should refer to each fund’s prospectus for a more complete description of the risks associated with each fund. Participants may be subject to penalties imposed by certain funds due to a participant’s failure to hold investments in such funds for specified periods of time. Contributions are invested in the Plan’s default investment option if no investment direction is provided by the participant. The qualified default investment alternative designated by the Plan is the Oakmark Equity & Income Fund.

PHH CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
Vesting. The Plan provides each eligible participant immediate fully vested rights in all employee, employer and rollover contributions regardless of the employee’s length of participation in the Plan or service with the Company.
Loans to Participants. Active participants may obtain a loan from the Plan and may only hold one outstanding loan at any time. Loans cannot exceed the lesser of (a) 50% of the participant’s vested account balance, provided the vested balance is at least $1,000 or (b) $50,000 reduced by the difference between the highest outstanding loan balance during the previous 12 months and the actual balance on the date of the loan. The loans are secured by the participant’s vested account balance and bear interest at a rate equal to the prime rate plus one percent. Loan repayments are made through payroll deductions over a term not to exceed five years, unless the proceeds of the loan are used to purchase or build the principal residence of the participant, in which case the loan maybe repaid over a period not to exceed 15 years.
Payment of Benefits to Participants. Participants are entitled to withdraw all or any portion of their vested accounts in accordance with the terms of the Plan and applicable law. Participants may make full or partial withdrawals of their salary deferral or rollover accounts upon attaining age 59 1/2 or for a hardship in certain circumstances (as defined in the Plan Document) before that age.
Upon termination of employment, the participant (or beneficiary in the event of death) is entitled to receive the entire account balance. In the event a terminated participant’s account balance is $1,000 or less, the account balance will be distributed in a lump sum payment without the participant’s consent. If the account balance is more than $1,000 but does not exceed $5,000, the account balance will automatically be rolled over into an Individual Retirement Rollover Account. For account balances which exceed $5,000, no distribution will be made unless the participant consents to a distribution.
Amounts to be paid to participants who have elected to withdraw from the Plan, but did not yet receive distributions from the Plan totaled $37,090 and $39,973 at December 31, 2010 and 2009, respectively. Benefits to participants are recorded upon distribution.
Forfeitures. At December 31, 2010 and 2009, forfeited nonvested accounts were $7,002 and $2,761, respectively. Forfeitures are applied first to pay administrative expenses of the Plan and any balance of forfeitures in excess of the administrative expenses during the Plan Year can be used to reduce employer contributions.
Transfers. PHH Home Loans, LLC (“Home Loans”) sponsors the PHH Home Loans, LLC Employee Savings Plan for its eligible employees. If participants change their employer between Home Loans and PHH (or a wholly-owned subsidiary of PHH) during the year, their account balances are transferred into the corresponding plan.
Administrative Expenses. Administrative expenses of the Plan may be paid by PHH at its discretion; otherwise, such expenses are paid by the Plan. During the years ended December 31, 2010 and 2009, all Administrative expenses recorded by the Plan were primarily loan origination fees and associated expenses charged to applicable participant accounts. All other administrative expenses associated with the Plan were paid by PHH.
Plan Termination. Although it has not expressed any intent to do so, the Company reserves the right to modify, suspend, amend, discontinue or terminate the Plan in whole or in part at any time subject to the provisions of ERISA.

PHH CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. (“GAAP”).
Cash and Cash Equivalents
The Plan includes highly liquid investments with original maturities of three months or less in cash and cash equivalents.
Investments and Income Recognition
Shares of registered investment companies are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. The Plan’s investments in common/collective trusts consist of funds that invest primarily in synthetic guaranteed investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, equity securities and fixed income securities. Synthetic guaranteed investment contracts are a combination of a portfolio of individual assets and a wrap contract typically issued by a financial institution or insurance company that provides that participant transactions are executed at contract value. Investments in these common/collective trusts are presented in the Statements of Net Assets Available for Benefits at the fair value of the underlying investments with an Adjustment from fair value to contract value for fully benefit responsive investment contracts presented as a separate line item which represents the gains and losses in market value of the underlying investments relative to wrap contract values. Contract values represent amounts contributed, plus the Plan’s pro-rata share of interest income earned by such fund, less administrative expenses and withdrawals. The Adjustment from fair value to contract value for fully benefit responsive investment contracts as of December 31, 2009 solely pertained to the Bank of America, N.A. Retirement Preservation Trust, (the “Trust”) which invested primarily in synthetic guaranteed investment contracts. On October 6, 2010, Bank of America, N.A approved a resolution to terminate and commence liquidation of the assets of the Trust and, effective with the approval, the fund changed from a stable value fund to a short-term bond fund. The resolution resulted in the elimination of any existing wrap contracts of the Trust and the fund changed its accounting method from contract value to fair value accounting. The Trust terminated its operations on February 28, 2011 and was liquidated on March 1, 2011 at a net asset value per unit of $1.00. As of December 31, 2010, the Plan had no investments in common/collective trusts which invested in synthetic guaranteed investment contracts and the Plan’s investment in the Trust are recorded at fair value.
Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately stated. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Purchases and sales of securities are recorded on a trade-date basis. The Statements of Changes in Net Assets Available for Benefits present Net appreciation in investments, which includes unrealized gains and losses on investments held at December 31, 2010 and 2009 and realized gains and losses on investments sold during the years then ended. Dividends are recorded on the ex-dividend date and interest is recorded when earned.
Fair Value Measurements
A three-level valuation hierarchy is used to classify inputs into the measurement of assets and liabilities at fair value. The valuation hierarchy is based upon the relative reliability and availability to market participants of inputs for the valuation of an asset or liability as of the measurement date. When the valuation technique used in determining the fair value of an asset or liability utilizes inputs from different levels of the hierarchy, the level within which the measurement in its entirety is categorized is based upon the lowest level input that is significant to the measurement in its entirety.

PHH CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
The three levels of this valuation hierarchy consist of the following:
Level One. Level One inputs are unadjusted, quoted prices in active markets for identical assets or liabilities which the Plan Administrator has the ability to access at the measurement date.
Level Two. Level Two inputs are observable for that asset or liability, either directly or indirectly, and include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, observable inputs for the asset or liability other than quoted prices and inputs derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified contractual term, the inputs must be observable for substantially the full term of the asset or liability.
Level Three. Level Three inputs are unobservable inputs for the asset or liability that reflect the Plan Administrator’s assessment of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk, and are developed based on the best information available.
The Plan Administrator determines fair value based on quoted market prices, where available. If quoted prices are not available, fair value is estimated based upon other observable inputs. The Plan Administrator uses unobservable inputs when observable inputs are not available. Adjustments may be made to reflect the assumptions that market participants would use in pricing the asset or liability.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that affect the amounts reported and related disclosures. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan invests in various securities including mutual funds, common/collective trusts, money market funds and common stock. Investment securities are exposed to various risks such as interest rate and credit risks and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that those changes could materially affect the amounts reported in the financial statements.
Subsequent Events
Subsequent events are evaluated through the date of filing with the Securities and Exchange Commission.
Changes in Accounting Policies
Fair Value Measurements. In January 2010, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2010-06, “Improving Disclosures about Fair Value Measurements” which amends ASC 820, “Fair Value Measurements and Disclosure.” This new accounting guidance adds new disclosure requirements about the level of disaggregation and about the valuation techniques and inputs used. The updates to ASC 820 also add disclosures about transfers in and out of level one and level two of the valuation hierarchy and include separate disclosures of purchases, sales, issuances, and settlements relating to level three measurements. The Plan adopted the updates to ASC 820 effective January 1, 2010 except for the requirement to provide additional disclosures about the activity in the reconciliation of level three activity, which will be effective for fiscal years beginning after December 15, 2010. The Plan does not currently hold any assets classified as level three. The adoption did not have an impact, and future adoption is not expected to have an impact, on the Plan’s financial statements.

PHH CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
Participant Loans. In September 2010, the FASB issued ASU No. 2010-25, “Reporting Loans to Participants by Defined Contribution Pension Plans.” This new accounting guidance requires that participant loans be classified as notes receivable rather than a Plan investment and measured at unpaid principal balance plus accrued but unpaid interest. ASU 2010-25 was effective for fiscal years ending after December 15, 2010, with early adoption permitted, and was required to be applied retrospectively. The adoption did not have an impact on the Plan’s financial statements.
3. Investments

The following table presents investments (at fair value) that represent five percent or more of the Plan’s Net assets available for benefits:

	December 31,
	2010	2009
Bank of America, N.A. Retirement Preservation Trust (1) (2)	$40,126,156	$37,225,501
Pimco Total Return Fund	29,399,499	25,634,883
Harbor International Fund	21,295,856	20,089,596
Goldman Sachs Growth Opportunities Fund	16,151,651	15,769,039
Davis New York Venture Fund	15,977,811	15,249,538
Oppenheimer Capital Appreciation Fund	15,826,311	15,413,921
Harbor Small Cap Value Fund (3)	14,272,423	10,271,120
Harding Loevner Emerging Markets Collective Investment Fund	13,769,956	11,710,252
Bank of America, N.A. Equity Index Trust (3)	12,749,798	9,936,402

(1)	Exempt party-in-interest transaction (See Note 6, “Exempt Party-in-Interest Transactions”).

(2)
The contract value of the Bank of America, N.A. Retirement Preservation Trust was $39,925,792 as of December 31, 2009. See Note 2 – Summary of Significant Accounting Policies for a description of the change in accounting method from contract value to fair value accounting effective on October 6, 2010.

(3)	Less than 5% of net assets available for benefits as of December 31, 2009, but included for comparative purposes.
The Plan’s investments (including gains on investments bought and sold, as well as held during the year) appreciated in value as follows:

	Year Ended December 31,
	2010	2009
Mutual funds	$16,346,289	$32,126,347
Common/collective trusts	4,653,407	7,566,760
Common stocks (1)	295,718	167,525

	$21,295,414	$39,860,632

(1)	Exempt party-in-interest transaction (See Note 6, “Exempt Party-in-Interest Transactions”).

PHH CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
4. Fair Value Measurements

See Note 2 – Summary of Significant Accounting Policies for a description of the valuation hierarchy of inputs used in determining fair value measurements.
Mutual Funds. The Plan’s investments in mutual funds are classified in Level One of the valuation hierarchy with the fair value determined by quoted market prices, which represent the net asset value of shares held by the Plan at year-end.
Common/Collective Trusts. The Plan’s investments in common/collective trusts are classified in Level Two of the valuation hierarchy. Common/collective trusts are not traded in active markets and fair value is estimated based upon the significance of unobservable inputs and the Plan’s ability to redeem the investments at the stated price on the measurement date.
The fair value of common/collective trusts is estimated by valuing underlying investment asset prices through actual trade data, benchmark yield data, broker or dealer quotes, issuer spread data and other reference information. The Plan can redeem these investments at the stated price on December 31, 2010.
Money Market Funds. The Plan’s investments in money market funds are classified in Level Two of the valuation hierarchy with the fair value estimated based upon the significance of unobservable inputs utilized to determine the fair value of the investment holdings underlying the money market funds.
Common Stock. The Plan’s investments in common stock are classified in Level One of the valuation hierarchy and the fair value is determined by the last reported sales price on a national securities exchange on the last business day of the Plan year.
The Plan’s assets that are measured at fair value on a recurring basis were as follows:

	December 31, 2010

	Level	Level	Level
	One	Two	Three	Total
Participant-directed investments:
Mutual funds:
Growth funds	$48,192,600	$—	$—	$48,192,600
Blended funds	34,890,345	—	—	34,890,345
Fixed income funds	32,484,912	—	—	32,484,912
International fund	21,295,856	—	—	21,295,856
Value funds	19,355,944	—	—	19,355,944
Balanced fund	11,147,598	—	—	11,147,598
Common/collective trusts:
Fixed income fund	—	40,126,156	—	40,126,156
International emerging markets fund	—	13,769,956	—	13,769,956
Index fund	—	12,749,798	—	12,749,798
International fund	—	4,366,073	—	4,366,073
Common stock	861,529	—	—	861,529
Money market funds	—	85,928	—	85,928

Total Participant-directed investments	$168,228,784	$71,097,911	$—	$239,326,695

PHH CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

	December 31, 2009

	Level	Level	Level
	One	Two	Three	Total
Participant-directed investments:
Mutual funds:
Growth funds	$44,606,930	$—	$—	$44,606,930
Blended funds	29,430,571	—	—	29,430,571
Fixed income funds	28,343,348	—	—	28,343,348
International fund	20,089,596	—	—	20,089,596
Value funds	19,005,848	—	—	19,005,848
Balanced fund	11,107,649	—	—	11,107,649
Common/collective trusts:
Stable value fund	—	37,225,501	—	37,225,501
International emerging markets fund	—	11,710,252	—	11,710,252
Index fund	—	9,936,402	—	9,936,402
International fund	—	3,481,689	—	3,481,689
Common stock	723,593	—	—	723,593
Money market funds	—	139,121	—	139,121

Total Participant-directed investments	$153,307,535	$62,492,965	$—	$215,800,500

5. Federal Income Tax Status

The Plan is governed by a Plan Document which the Plan Administrator believes was drafted and designed to operate and comply with the applicable provisions of the IRC. Due to administrative changes regarding the timing of the application of IRS plan determination letters as of December 31, 2009, the Plan had not been required to apply for a determination letter from the IRS. On January 29, 2010, the Plan filed its initial application for a determination letter with the Internal Revenue Service (“IRS”) and in a letter dated February 22, 2010, the IRS was in receipt of its application. As of December 31, 2010, the Plan Administrator had not yet received a determination letter from the IRS, however, the Plan Administrator believes that the Plan is currently designed and being operated, as amended, in compliance with the applicable requirements of the IRC and may be amended, as necessary, to continue to comply with applicable requirements. Therefore, no provision for income tax has been included in the Plan’s financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2010, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.
6. Exempt Party-in-Interest Transactions

A portion of the Plan’s investments represent shares in funds managed by the Trustee. These transactions qualify as exempt party-in-interest transactions.
The Plan’s investments also include 37,215 and 44,916 shares of PHH common stock as of December 31, 2010 and 2009, respectively with a fair value of $861,529 and $723,593, respectively. During the years ended December 31, 2010 and 2009, the Plan recorded net appreciation in fair value for shares of PHH common stock of $295,718 and $167,525, respectively.

PHH CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
On January 8, 2008, the Company informed Plan participants of its decision to permanently suspend all further purchases of PHH common stock within the Plan effective January 1, 2008. Participants holding shares of PHH common stock as of January 1, 2008 were permitted to hold, sell, redeem or transfer their current holdings subject to the applicable Plan provisions and Company policy. Effective January 1, 2012, PHH common stock will be eliminated as a Plan investment option and Plan participants have been informed to sell, redeem or transfer their holdings in PHH common stock by December 31, 2011 or remaining Plan assets held in shares of PHH common stock as of December 31, 2011 will be sold and proceeds will be transferred into the Oakmark Equity and Income Fund, the Plans qualified default investment alternative.
7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net increase in Net assets available for benefits as presented in the Statement of Changes in Net Assets Available for Benefits to net income per Form 5500 for the year ended December 31, 2010:

Statement of Changes in Net Assets Available for Benefits:
Net increase in net assets per the financial statements	$20,766,832
Assets transferred in from the PHH Home Loans, LLC Employee Savings Plan	(617,116)
Assets transferred out to the PHH Home Loans, LLC Employee Savings Plan	1,147,679

Net income per Form 5500	$21,297,395

PHH CORPORATION EMPLOYEE SAVINGS PLAN
FORM 5500, PART IV, SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

Identity of Issue, Borrower, Current	Description
Lessor or Similar Party	of Investment	Cost (1)	Current Value
PHH Corporation Common Stock(2)	Common stock		$861,529
Bank of America, N.A. Retirement Preservation Trust(2)	Common/collective trust		40,126,156
Harding Loevner Emerging Markets Collective Investment Fund	Common/collective trust		13,769,956
Bank of America, N.A. Equity Index Trust(2)	Common/collective trust		12,749,798
Oppenheimer OFTIC International Growth Fund	Common/collective trust		4,366,073
Pimco Total Return Fund	Mutual fund		29,399,499
Harbor International Fund	Mutual fund		21,295,856
Goldman Sachs Growth Opportunities Fund	Mutual fund		16,151,651
Davis New York Venture Fund	Mutual fund		15,977,811
Oppenheimer Capital Appreciation Fund	Mutual fund		15,826,311
Harbor Small Cap Value Fund	Mutual fund		14,272,423
The Oakmark Equity and Income Fund	Mutual fund		11,147,598
Pioneer Mid-Cap Value Fund	Mutual fund		10,986,093
American Growth Fund of America	Mutual fund		10,394,481
MFS Value Fund	Mutual fund		8,369,851
Vanguard Explorer Fund	Mutual fund		5,820,157
DWS RReef Real Estate Securities Fund	Mutual fund		4,640,111
Lord Abbett Bond Debenture Fund	Mutual fund		3,085,413
FFI Government Fund	Money market fund		85,928
Loans to participants(3)			7,641,385
Cash and cash equivalents			37,712

Total			$247,005,792

(1)	Cost information is not required for participant-directed investments.

(2)	Represents an exempt party-in-interest transaction.

(3)	Maturity dates range from January 2011 to November 2025 and annual interest rates range from 4.3% to 10.5%.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PHH Corporation Employee Savings Plan
By:	/s/ David Coles
Name:	David Coles
Title:	Member, Employee Benefits Committee
Date: June 29, 2011